Mail Stop 4720
                                                               January 3, 2018

   Xingliang Li
   Chief Executive Officer
   Fuqin Fintech Limited
   No.8 Guanghua Dongil
   Xhonghai Guangchang, South Tower, 7th Floor
   Chaoyang District, Beijing, PRC 100020

          Re:     Fuqin Fintech Limited
                  Draft Registration Statement on Form F-1
                  Submitted December 7, 2017
                  CIK No. 0001723141

   Dear Xingliang Li:

          We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
   EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

   General

   1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

   Prospectus Cover Page

   2. Please clarify whether you may extend the offering period beyond the initial 90 days even in the event the minimum offering threshold has not been reached by then. To the extent that the initial subscribers' investment decision is relied upon a 90 day offering period, please discuss how such extension will be communicated to then outstanding subscribers,
 Xingliang Li
Fuqin Fintech Limited
January 3, 2018
Page 2

       and whether you intend to send reconfirmation offers. We may have additional comments following review of your response and revised disclosures.

Prospectus Summary   Overview, page 2

3. Please revise your disclosure here, and elsewhere as appropriate, to clarify when a borrower is determined to have defaulted on their loan (e.g., how many days delinquent a payment must be, etc.), thereby triggering repossession of the automobile collateralizing the loan by the professional asset protection team. Also, please revise to quantify the default rate of loans facilitated on your platform, by channel (e.g., online vs offline) for each quarter presented. To the extent changes or trends in defaults and / or the success of your asset protection team, including the repossession process, result in an impact on your financial results please provide appropriate discussion and analysis in your
       Management's Discussion and Analysis (MD&A) section.

4. We note your disclosure that a prepayment premium is imposed as a percentage of the amount prepaid and that a penalty for late payment is imposed as a percentage of the amount past due. Please revise to provide additional information regarding these fees and penalties, including but not limited to:
              Disclosing the amount charged for each period presented; and Clarifying who retains these amounts and if you retain them, the related
              accounting policies, and where these amounts are presented in your financial statements.

5. Please identify your online lending marketplace. Between the 6.96% and 18% APR rate you charge borrowers, please tell us whether certain rates are more prevalent than others, and if so, disclose what that rate is.

6. We note that you frequently refer to "big data" throughout your disclosures. In an appropriate section of the filing, please provide your definition of what that term of art entails.

Our Products and Services, page 3
Service Offered to Borrowers, page 3

7. Please disclose how you have determined your leading competitive position in the auto-
       collateralized lending market.

Our platform and the service process, page 4

8. Please clarify during which stage(s) is your ARMS system implemented and the impact it has during its implementation.
 Xingliang Li
Fuqin Fintech Limited
January 3, 2018
Page 3

Industry and Market Background, page 6

9. Please revise your disclosures here and on page 64 to provide the basis for your disclosures related to market statistics both in China and the U.S. (e.g., penetration of auto finance industry), as well as qualify disclosure related to the adoption of Fintech in
       China given the recent regulatory developments aimed at regulating the cash loan operations in China (refer to Circular 141 and related regulations).

Competitive Advantages, page 7

10. You disclose that your business outlets are mainly located in the "third-, fourth- and fifth-
       tier cities in the northern part of China." Please revise your disclosure to provide some context around what the different cited categories mean.

11. At the end of page 7 you state that you have a quick and efficient approval system which can be as fast as 4 hours; however in the middle of page 4 you state that "typically" the process from initial application to disbursement of lenders' funds takes one to two days.
       Please revise your disclosures for consistency.

12. We note your disclosure that so far your asset protection team has successfully repossessed thousands of cars upon borrowers' delinquency. In order to better depict your competitive advantage in this regard, please quantify the success rate of the asset protection team in repossessing the automobiles collateralizing the loans.

Offering Summary, page 10

13. Please ensure that this chart and your other charts related to the results of your offering reflect the impact of the sales by the selling shareholders.

Risk Factors, page 14

Fraudulent activity on our marketplace could negatively impact..., page 18

14. You indicate here that you are subject to risks of fraudulent activity and that you plan to implement requirements to prevent similar fraud incidents. Please revise your disclosure to discuss whether you have experienced any material business or reputational harm as a result of fraudulent activities in the past. If so and to the extent material, please quantify the amount(s) by which past fraudulent activities have increased your costs and expenses.
 Xingliang Li
Fuqin Fintech Limited
January 3, 2018
Page 4

If our practice is deemed to violate any PRC laws, rules or regulations..., page 27

15. We note that you have revised your relevant policies to stop facilitating loans with principal over RMB 200,000. If material, please quantify the number and value of the loans that you had to eliminate in order to comply with this Interim Measure. Also indicate if you were subject to any regulatory penalty for exceeding the limit.

If the PRC government deems that the contractual arrangements in relation to Hengye ..., do not comply with PRC regulatory restrictions on foreign investment in the relevant industries..., we could be subject to severe penalties..., page 23

16. You disclose, among other things, that in the opinion of PRC counsel, the VIE structure is not in violation of existing PRC laws. Since Exhibit 8.2 appears to refer to PRC counsel's opinion related to certain tax matters, please ensure that the opinion when filed, also encompasses PRC counsel's opinion with respect to the VIE structure.

PRC Regulation of loans to and direct investments in PRC... may delay us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiaries..., page 33

17. It appears that you are conducting a concurrent private place with the IPO. Please explain.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
54
Overview, page 54

18. Please revise your MD&A to include a discussion of changes in financial position for each of the periods presented in your financial statements.

19. In the last paragraph please balance your disclosure of revenue growth with a statement that the company continues to operate at a loss.

Loan Performance Rate, page 55

20. We note your disclosure of the average delinquency rate here and elsewhere throughout the filing. Given the significance of the underlying loan data and statistics to your operating performance, please revise your disclosure to include additional detailed information for the underlying loan portfolio such as aging, delinquency and defaults, or default rates, separately for both the online channels such as the internet and mobile applications, as well as offline sources such as the on-the-ground sales teams in your business outlets. In addition to presenting this information on an average rate basis, to the extent it represents a material trend, please also consider disclosing relevant delinquency and default information on a quarter over quarter basis, in order to more
 Xingliang Li
Fuqin Fintech Limited
January 3, 2018
Page 5

       effectively display how the portfolio aged over time as opposed to on average since inception.

Ability to Maintain and Expand our Borrower in a Cost-Effective Manner, page 55

21. We note your disclosure on page 55 that sales and marketing expenses were 75%, 104%
       and 319% of total operating revenue in the six months ended June 30, 2017 and the fiscal years ending December 31, 2016 and 2015, respectively. We also note your disclosure that the decrease in the percentage of sales and marketing expenses as a percentage of total operating revenues was attributable to increased loan facilitation revenue in 2016.
       Please revise to disclose the specific efforts undertaken by the company to improve the effectiveness of borrower acquisition which resulted in the continued decrease in the percentage of total sales and marketing expenses to total operating revenues from 319%
       in 2015 to 75% in the six months ended June 30, 2017. Please also revise to disclose the nature of the borrower acquisition expenses which are being incurred and any other key metrics that you use to evaluate the effectiveness of your sales and marketing programs.

22. Please revise to disclose your average borrower acquisition costs for each quarter presented and include a discussion and analysis of trends. Additionally, please tell us how you account for and where you present your lender acquisition costs, and to the extent practicable, revise to include a discussion of the acquisition or marketing costs attributable to each group (i.e., borrower or lender) individually.

23. We note your disclosure that the facilitation service rate that you charge borrowers for your services varies primarily depending on the duration of the underlying loan and the methods (either paying the principal and interest together in monthly installments or paying the interest first monthly and then repay the principal at maturity of the loan) that the borrowers choose to repay the lenders. Please revise your disclosure to breakdown the total amount or percentage of loans by method (i.e., paying principal and interest together vs. paying the interest first and then paying the principal at maturity of the loan)
       along with an enhanced discussion of how each method impacts pricing and the subsequent credit quality of the loans (e.g., delinquency, default, etc.).

24. Please revise your disclosure to include key operating metrics related to your borrowers including, but not limited to:
              The number, to the extent it is tracked, of transactions that you facilitate on a weekly/monthly/quarterly basis, as applicable;
              The number of borrowers, both new and repeat borrowers, that borrowed money during each quarter in the years presented;
              The total number of borrowers, both new and repeat borrowers, that borrowed money each quarter in the years presented; and Xingliang Li
Fuqin Fintech Limited
January 3, 2018
Page 6

              The percentage of loan applications submitted by borrowers, both new and repeat borrowers, that were approved each quarter.

Results of Operations   Operating expenses, page 57

25. Please revise your disclosure here, and on page 59, to present the significant components of your sales and marketing expenses and general and administrative expenses, preferably in a tabular format. We note that on page F-13 you indicate that these expenses include customer acquisition incentive payments. Your revised disclosure should include information on these payments if they are material. Additionally, please revise to include an enhanced discussion and analysis of any material fluctuations or trends related to such expenses.

Financing Activities, page 61

26. Please disclose whether the loans by the major shareholders to the company continue to be outstanding. If so, please disclose the loan terms, as well as file any agreements entered into as an exhibit to the registration statement.

Operating Activities, page 62

27. At the end of page 62, please revise to explain the process and timing when Fortunes
       Zhuoyue pays the company the fees from the loan facilitation services.

Critical Accounting Policies, page 63

28. We note that your discussion of your critical accounting policies simply refers a reader to
       Note 2 of your financial statements which appears to include a summary of all of your significant accounting policies. Please revise to include a discussion of your critical accounting policies that require significant judgments, assumptions and estimates and that may have a material impact on your financial condition and results of operations and on the comparability of reported information over different reporting periods.

Business, page 64
Overview, page 64

29. Please enhance the disclosure related to the financial condition and size of the business of your customers to better understand your statement that you believe them to be underserved by the large financial institutions.

30. We note your disclosure of the total amount of loans facilitated through your marketplace on pages 2, 14 and 64. Please revise these disclosures to breakdown the total amount of loans facilitated by loan channel (e.g., on-line, off-line, etc.). Also, to the extent changes
 Xingliang Li
Fuqin Fintech Limited
January 3, 2018
Page 7

       or trends in originations by channel result in an impact on your origination volume and /
       or financial results, please provide an appropriate discussion and analysis.

31. As a related matter, please revise your discussion of loans facilitated through your marketplace to quantify the amount of loans facilitated by targeted customer (e.g., consumer, micro, small and medium sized enterprises and sole proprietors in the less developed regions of China). To the extent changes or trends in facilitations by customer type result in an impact on your origination volume and / or financial results, please provide an appropriate discussion and analysis.

32. We note your disclosure on page 64 that your borrowers and lenders come from a variety of channels, including online sources, such as the internet and your mobile applications, as well as offline sources, such as the on-the-ground sales teams in your business outlets.
       We also note your disclosure here, on pages 2 and 4, and elsewhere in the filing, of the total amount of loans facilitated and average amounts invested through your platform by lenders. Please revise to provide this information disaggregated by channel (e.g., online vs offline).

33. Please revise to disclose if you provide any compensation or benefit to individuals or entities such as lending institutions that refer borrowers to your platform.

34. Please revise to disclose if you have any formal or informal agreements with individuals or entities such as lending institutions to refer borrowers to your platform.

35. Please revise here and throughout your filing as appropriate to clarify and expand on your role in collecting payments from borrowers and how this process impacts your financial results.

36. Please revise to disclose the costs associated with the collateral repossession process for each period presented along with a discussion of the underlying reasons for any significant fluctuation in costs between periods or related trends.

37. Please revise to disclose the following as it relates to the collateral repossession:
              In the event of default, who takes control of the collateral;
              In the event of default, who has legal title to the collateral; Whether you bear all of the costs associated with collection and repossession of
              the collateral; and
              Whether you are reimbursed for any of the costs associated with collection and repossession of the collateral.
 Xingliang Li
Fuqin Fintech Limited
January 3, 2018
Page 8

Corporate History and Structure, page 65

38. Please revise your disclosures to clearly identify Fuqin Jinkong as the PRC Wholly
       Foreign Owned Entity, which has entered into the various VIE contractual arrangements with Hengye. In addition, please explain how the Reorganization pursuant to which
       Keen Point will become one of your wholly owned subsidiaries, will change the dynamic of your current VIE structure. In addition, please expand your disclosure to describe how
       Keen Point and Huizhong fit within your corporate structure. We note that Keen Point is a holding company and Huizhong is in "leasing."

39. Please revise your disclosures to explain how the business of each of Hengye, Yidai,
       Pucheng and Fuqin Factoring as described on page 66 relate to the auto title financing business. For example, we note that Yidai is involved in "international trade consulting, investment consulting, management consulting and corporate development."

40. Please revise your registration statement to file all material contracts, such those relating to your VIE organizational structure as described in Note 2 to your Consolidated
       Financial Statements for the fiscal year ended December 31, 2016. Refer to Item 8 of
       Form F-1 and Item 601 of Regulation S-K.

Services offered to Borrowers, page 68

41. We note your disclosure that all loans facilitated through your platform have terms from
       1 month to 24 months. Please enhance your disclosure to include the weighted average term of loans facilitated for each period presented. In connection with this disclosure, please also provide appropriate discussion and analysis of any significant changes or trends.

42. We note your disclosure that the APRs for the auto title loans on your marketplace currently range from 6.96% to 18%, which comprises a fixed interest rate to be paid to the lenders and a facilitation service fee rate that is charged to borrowers for your services. Please revise your disclosure here, and elsewhere as applicable, to break down the range of APR between these two components (i.e., fixed interest rate paid to the lenders vs. facilitation service fee rate charged for your services). In addition, please revise to disclose the weighted average APR, broken down between interest rate and service fee charged, for each period presented. In connection with this disclosure, please also include an enhanced discussion and analysis of any significant changes or trends.

43. As a related matter, we note your disclosure on pages 3 and 68 that the APR paid by borrowers to lenders ranges from 6.96% to 18%, with the specific rate charged dependent upon a risk assessment of the borrower and the value of the automobile.
       Please revise your disclosure to clarify, if true, that only the fixed interest rate of this
       APR is paid to the lender, whereas the portion of the APR attributable to service fee rate for matching borrowers with lenders is paid to the Company.
 Xingliang Li
Fuqin Fintech Limited
January 3, 2018
Page 9

44. We note your disclosure that for the years ended 2015, 2016, and the 10 months ended
       2017, the average amounts for the auto title loans you facilitated were approximately
       RMB 220,000 (USD 35,380), RMB 87,000 (USD 13,100), and RMB 96,000 (USD
       14,473) respectively. Please revise your filing to discuss the underlying reasons for the decrease in the average amounts for loans facilitated through the platform. To the extent changes or trends in the average amounts for the auto title loans facilitated results in an impact on your origination volume and / or financial results, please provide an appropriate discussion and analysis.

Loan pricing mechanism, page 69

45. Please disclose the range of the services fees that you charge on your loans and any formula or mechanisms you utilize to determine each fee. Please also disclose whether the service fee is paid in full when the loan is first funded and what funds are used for making such payment.

46. Please revise your disclosure here, and elsewhere in the filing as applicable, to better describe how your borrower segmentation based on the borrowers' credit and the value of the automobiles relates to these ranges of total overall fees charged to the borrower.

Services offered to lenders, page 69

47. Please provide greater detail as to how a potential lender is able to participate in your marketplace. Such details should include any process you use to solicit, verify or screen potential lenders, how a lender is able to decide what loans or types of loans s/he may be a part of, and whether a lender has the opportunity to decline to participate in a specific loan with which you have matched the lenders funds to.

48. You disclose that you provide flexibility to the lenders with different thresholds and exit times. Please address the following:
               Please disclose whether an individual loan can by funded by different number of borrowers;
               Please provide hypothetical examples involving different threshold amounts and different exit times and how this flexible structure may impact the overall loan;
               Since the loan is secured by the security interest in the title of the borrower's vehicle, how is that interest perfected when dealing with different loan thresholds and different exit times;
               To the extent that there are trends to funding sources, please disclose what they are (i.e., types of lenders, percentage of loans generated by a distinct number of lenders.)
 Xingliang Li
Fuqin Fintech Limited
January 3, 2018
Page 10

49. We note your disclosure that you currently do not charge any fees for services provided to lenders. Please revise your disclosure here, or elsewhere as applicable, to include key operating metrics related to your lenders including, but not limited to:
              the reinvestment rate of existing lenders during each quarter in the years presented;
              the number of new lenders that made an investment during each quarter in the years presented;
              the total number of lenders that made an investment during each quarter in the years presented; and
              the average loan amount and average number of loans held by each lender.
       Please consider providing this information disaggregated between investments by channel, including online sources, such as the internet and your mobile applications, as well as offline sources, such as the on-the-ground sales teams in your business outlets.
       Also, consider disaggregating this information between investments by type of investor, if applicable (e.g., individual investor, trusts, institutional investors, etc.).

Our platform and the service process, page 70

50. Please disclose the percentage of applicants who start Stage 1 and end getting funded.

51. We note that in Stage 2: Car Evaluation you "invite the prospective borrower to bring the car to one of [y]our business outlets" and that you also utilize big data to confirm the value of the car. Clarify here and through your discussion whether a borrower is required to bring in her car to one of your business outlets prior to receiving a loan. If not, please describe all of the details regarding deciding which potential borrowers are or are not required to physically go to one of your business centers.

52. You indicate in Stage 4: Anti-Fraud, Credit Assessment, and Decision-making that you conduct research to ensure that there is no outstanding lien or judgment against the car.
       This appears to be inconsistent with your risk factor disclosure on page 18 that indicates that you currently do not have a comprehensive way to determine whether borrowers have obtained other loans. Please revise your risk factor to better define what your limitations are in ensuring that there are no outstanding liens or judgements against the car.

Stage 6: Servicing and Asset Protection, page 71

53. Please disclose here when you declare a loan delinquent and when thereafter you engage your asset protection team. In addition, please disclose the percentage of the collected pledged cars that are sold off, and the percentage which loans are paid prior to a disposition.
 Xingliang Li
Fuqin Fintech Limited
January 3, 2018
Page 11

Research and Development, page 75

54. Please disclose the scope of the agreement you have entered with "one if the largest US subprime auto loan tracking software companies" and how this development would impact your business.

Related Party Transactions, page 93

55. Please describe the nature and extend of the transactions with the listed related parties.
       Refer to Item 7.B. of Part I of Form 20-F.

Underwriting, page 113

Fees, Commissions and Expense Reimbursement, page 113

56. Please file the underwriter warrant agreement as an exhibit to the registration statement.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of significant accounting policies   Revenue recognition, page
F-37

57. We note your disclosure here and on page F-10 describing the loan facilitation process.
       Your disclosure states that once a loan is listed on your marketplace, lenders may then subscribe to a loan and that once fully subscribed, funds are then drawn from the escrow account to the borrower's account. We also note your disclosure on page 5 referencing an "...automated investing tool that uses an algorism (sic) to match the lenders with the borrower". Please revise your disclosure to clarify whether lenders are able to select the loans to subscribe to or whether this process is handled entirely by the automated investing tool.

58. We note your disclosure on page F-38 that you consider borrowers as your sole customers. Given your disclosure that your principal activity is to provide a platform and intermediary lending services to connect borrowers with lenders, and the descriptions of various services offered to lenders (investors) on pages 3and 69, please tell us how you determined that lenders are also not your customers.
 Xingliang Li
Fuqin Fintech Limited
January 3, 2018
Page 12

        You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or Amit Pande,
Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall, Staff Attorney, at (202)
551-3234 or me at (202) 551-3369 with any other questions.


                                                          Sincerely,

                                                          /s/ Era Anagnosti

                                                          Era Anagnosti
                                                          Legal Branch Chief
                                                          Office of Financial
Services